Super Plus Acquisition Corporation

July 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, NE
Washington, D.C., 20549

Attn: Joseph Ambrogi

Re:	Super Plus Acquisition Corporation

Registration Statement on Form S-1, as amended (File No: 333-259471)

CIK No. 0001874316

Request to Withdraw Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Super Plus Acquisition Corporation (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-1, together with all exhibits thereto (the “Registration Statement”), initially submitted to the Securities and Exchange Commission (the “Commission”) on September 10, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate an initial public offering described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement.

Very truly yours,

By:	/s/ Long Yi
Long Yi
Chief Executive Officer